SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(D)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

SEC Registration No. 333-43593

LITHIA MOTORS, INC. SALARY REDUCTION PROFIT SHARING PLAN

LITHIA MOTORS, INC.
360 East Jackson Street
Medford, OR 97501

LITHIA MOTORS, INC.
SALARY REDUCTION
PROFIT SHARING PLAN

     INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM'S AUDITOR'S REPORT

AND

FINANCIAL STATEMENTS

DECEMBER 31, 2004 AND 2003

CONTENTS

Page
INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM'S AUDITOR'S REPORT	1

FINANCIAL STATEMENTS
Statements of net assets available for benefits	2
Statement of changes in net assets available for benefits	3
Notes to financial statements	4-8

SUPPLEMENTAL SCHEDULE
Schedule H, Line 4i - Schedule of assets (held at end of year)	9

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees
Lithia Motors, Inc.
Salary Reduction Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of the Lithia Motors, Inc. Salary Reduction Profit Sharing Plan as of December 31, 2004 and 2003 and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Lithia Motors, Inc. Salary Reduction Profit Sharing Plan as of December 31, 2004 and 2003, and the changes in the net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule on page 9 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Moss Adams LLP
Medford, Oregon
June 3, 2005

     LITHIA MOTORS, INC.
SALARY REDUCTION PROFIT SHARING PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,

	2004	2003

ASSETS
Investments, at fair value
Registered investment companies	$30,938,931	$23,852,113
Interest-bearing cash	4,794,420	4,287,319
Lithia Motors, Inc. Class A Common Stock	4,671,106	4,121,389
Participant loans	2,017,816	1,515,644

	42,422,273	33,776,465

Employer's contribution receivable	1,299,801	497,711

	43,722,074	34,274,176

LIABILITIES
Excess participant contributions payable	-	82,943

NET ASSETS AVAILABLE FOR BENEFITS	$43,722,074	$34,191,233

See accompanying notes.

LITHIA MOTORS, INC.
SALARY REDUCTION PROFIT SHARING PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2004

ADDITIONS TO NET ASSETS ATTRIBUTED TO
Investment income
Net appreciation in fair value of investments	$3,457,682
Interest and dividends	111,546

3,569,228

Contributions
Employer's	1,278,455
Participants'	7,375,028
Rollovers	1,062,341

9,715,824

13,285,052

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO
Benefits paid to participants	3,666,623
Administrative expenses	87,588

3,754,211

NET INCREASE	9,530,841

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	34,191,233

End of year	$43,722,074

See accompanying notes.

LITHIA MOTORS, INC.
SALARY REDUCTION PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF PLAN

The following description of Lithia Motors, Inc. Salary Reduction Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General - The Plan is a defined contribution plan covering all employees of Lithia Motors, Inc. and its subsidiaries (the Company) beginning the first of the month following hire date who are age 18 or older, who are not members of a union and are not temporary employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Company, and as a result, the Plan, have grown primarily due to the Company's acquisition and integration of automobile dealerships and by obtaining new dealer franchises. As the Company continues to grow and to acquire dealerships, the existing retirement plans at the acquired dealerships, if any, are terminated. Employees of the acquired dealerships are given the option of participating in the Plan and are given credit for years of service prior to the acquisitions.

Contributions - Each year, the Company contributes to the Plan an amount determined annually by the Company's senior management. Participants may contribute, under a salary reduction agreement, the maximum allowed by the Internal Revenue Service under Code Section 402(g). Participants direct the investment of contributions into various investment options offered by the Plan. The Plan currently offers various registered investment companies managed by Morgan Stanley as well as shares of Class A Common Stock of the Plan sponsor, Lithia Motors, Inc.

Participant Accounts - Each participant's account is credited with the participant's contribution and an allocation of the Company's contribution and Plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting - Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the remainder of their accounts is based on years of continuous service. A participant is 100% vested after six years of credited service.

Participant Loans - Participants may borrow from their fund accounts a minimum of $500 and a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer from the investment fund to the participant loan fund. Loan terms range up to five years or up to thirty years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate of prime + 1% (from 5.0% to 10.5% as of December 31, 2004) at the time the loan is issued. Principal and interest are paid ratably through semimonthly payroll deductions.

LITHIA MOTORS, INC.
SALARY REDUCTION PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF PLAN (Continued)

Payment of Benefits - Participant balances attributable to participants who had withdrawn from the Plan but whose balances had not been paid approximated $92,573 at December 31, 2004. On termination of service or upon reaching retirement age, a participant receives a lump-sum amount equal to the value of his or her account.

Forfeited Accounts - In 2004, forfeited non-vested accounts amounted to $168,346. Forfeited balances of terminated participants' non-vested accounts are used to reduce future Company contributions.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting - The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates - The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition - The Plan's investments are stated at fair value. Shares of registered investment companies and shares of Lithia Motors, Inc. are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on the trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Investment securities are exposed to various risks, such as interest rate, market, and credit risk. It is reasonably possible, given the level of risk associated with investment securities, that changes in the near term could materially affect participants' account balances and the amounts reported in the financial statements.

Payment of Benefits - Benefits are recorded when paid.

Administrative Expenses - The Plan sponsor has voluntarily paid for certain administrative expenses of the Plan, and these expenses are not reflected in these financial statements. Reclassifications - Certain accounts in the prior-year financial statements have been reclassified for comparative purposes to conform to the presentation in the current-year financial statements. These reclassifications have no effect on the previously reported net assets available for benefits.

NOTE 3 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts.

LITHIA MOTORS, INC.
SALARY REDUCTION PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 4 - INCOME TAX STATUS

The Plan obtained its latest determination letter on May 3, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

NOTE 5 - INVESTMENTS

The following presents investments that represent 5% or more of Plan net assets.

	December 31,

	2004	2003

Registered investment companies
Morgan Stanley Liquid Asset	$4,794,420	$4,287,319
Calvert Income A	$2,778,469	$2,646,565
Morgan Stanley S&P 500 Index A	$4,314,782	$3,985,205
Van Kampen Comstock A	$3,422,079	$2,263,583
Van Kampen Aggressive Growth A	$2,172,506	$1,633,553
Eaton Vance World Health A	$2,194,280	$1,563,336
Davis New York Venture A	$3,371,131	$2,520,125

Lithia Motors, Inc. Class A Common Stock	$4,671,106	$4,121,389

For the year ended December 31, 2004, the Plan's investments, including gains and losses on investments bought and sold, as well as held during the period, appreciated in value as follows:

Registered investment companies	$3,051,423
Lithia Motors, Inc. Class A Common Stock	406,259

$3,457,682

     LITHIA MOTORS, INC.
SALARY REDUCTION PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 6 - RECONCILIATION OF FINANCIAL STATEMENTS TO SCHEDULE H OF FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Schedule H of Form 5500:

	December 31,

	2004	2003

Net assets available for benefits per
the financial statements	$43,722,074	$34,191,233
Employer contributions receivable
not accrued on Schedule H
of Form 5500	(1,299,801)	(497,711)

Excess participant contributions payable
not accrued on Schedule H
of Form 5500	-	82,943

Net assets available for benefits per
Schedule H of Form 5500	$42,422,273	$33,776,465

The following are reconciliations of employer contributions and distributions per the financial statements for the year ended December 31, 2004 to Schedule H of Form 5500 as the Form 5500 is prepared on a cash basis while the financial statements are prepared on the accrual basis of accounting:

Employer Contributions
Employer contributions per the
financial statements	$1,278,455

Plus employer contributions received
by the Plan not accrued on Schedule H
of Form 5500	497,711

Less employer contributions not
received by the Plan and not
accrued on Schedule H of
Form 5500	(1,299,801)

Employer contributions per Schedule H
of Form 5500	$476,365

LITHIA MOTORS, INC.
SALARY REDUCTION PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 6 - RECONCILIATION OF FINANCIAL STATEMENTS TO SCHEDULE H OF FORM 5500 (Continued)

Distributions

Total distributions per the
financial statements	$3,666,623

Excess participant contributions payable
not accrued on Schedule H
of form 5500	82,943

Total distributions per the
Schedule H of Form 5500	$3,749,566

SUPPLEMENTAL SCHEDULE

     LITHIA MOTORS, INC.
SALARY REDUCTION PROFIT SHARING PLAN
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN 93-0572810 PN 003

		(c) Description of investment including
	(b) Identify of issue, borrower, lessor,	maturity date, rate of interest,		(d)
(a)	or similar party	collateral, par, or maturity value		Cost	(e) Current value

	Morgan Stanley American Opp. A	Registered Investment Company	70,254.8311 shares	N/A	$1,715,623
	Oppenheimer Main St Sm Cap A	Registered Investment Company	78,782.4705 shares	N/A	1,581,952
	Morgan Stanley International A	Registered Investment Company	219,604.9280 shares	N/A	2,108,626
	Morgan Stanley Liquid Asset	Registered Investment Company	4,794,419.7239 shares	N/A	4,794,420
	Morgan Stanley S&P 500 Index A	Registered Investment Company	330,128.6768 shares	N/A	4,314,782
	Morgan Stanley Special Value A	Registered Investment Company	18,750.6064 shares	N/A	385,512
	Morgan Stanley US Govt. Sec. A	Registered Investment Company	124,092.7423 shares	N/A	1,135,449
	AllianceBer Global Tech Fnd A	Registered Investment Company	18,140.1646 shares	N/A	1,034,171
	Morgan Stanley Utilities A	Registered Investment Company	13,563.9974 shares	N/A	180,672
	Van Kampen Aggressive Growth A	Registered Investment Company	153,101.1789 shares	N/A	2,172,506
	Van Kampen Comstock A	Registered Investment Company	184,877.3284 shares	N/A	3,422,079
	Van Kampen Emerging Markets A	Registered Investment Company	102,695.6848 shares	N/A	1,499,357
	Van Kampen Equity & Income A	Registered Investment Company	165,394.2321 shares	N/A	1,425,698
	Calvert Income A	Registered Investment Company	163,439.3274 shares	N/A	2,778,469
	Eaton Vance World Health A	Registered Investment Company	205,842.4478 shares	N/A	2,194,280
	Eaton Vance Income FD of Boston A	Registered Investment Company	43,455.6119 shares	N/A	285,938
	Davis New York Venture A	Registered Investment Company	109,844.6169 shares	N/A	3,371,131
	Alger Capital Appreciation Instl. A	Registered Investment Company	108,879.5572 shares	N/A	1,332,686
*	Lithia Motors Co Stock	Other Investments	244,231.0370 shares	N/A	4,671,106
*	Participant Loans	Interest Rates (5.0% to 10.5%)		-0-	2,017,816

					$42,422,273

N/A - Cost is not applicable as these are participant directed investments.
* - Party in interest to the Plan

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 28, 2005	LITHIA MOTORS, INC.
SALARY REDUCTION PROFIT SHARING PLAN TRUST

	By:	/s/ Linda Ganim
Linda Ganim, Trustee

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-43593 of Lithia Motors, Inc. on Form S-8 of our report dated June 3, 2005 appearing in this Annual Report on Form 11-K of the Lithia Motors, Inc. Salary Reduction Profit Sharing Plan as of December 31, 2004 and 2003 and for the year ended December 31, 2004.

/s/ Moss Adams LLP
Medford, Oregon
June 28, 2005